SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	2019 Interim Report, dated August 23, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

2

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 26, 2019	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer
4

Exhibit 1.1

China Mobile Interim Report 2019 Our way ahead 5G China Mobile Limited Stock Code: 941

Contents 1 Financial Highlights 2 Chairman’s Statement 9 Financial Review 11 Interim Financial Information 11 Unaudited Condensed Consolidated Statement of Comprehensive Income 13 Unaudited Condensed Consolidated Balance Sheet 15 Unaudited Condensed Consolidated Statement of Changes in Equity 16 Unaudited Condensed Consolidated Statement of Cash Flows 17 Notes to Unaudited Condensed Consolidated Interim Financial Information 36 Report on Review of Interim Financial Information 37 Other Information FORWARD-LOOKING STATEMENTS Certain statements contained in this interim report may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Financial Highlights Interim Report 2019 01 Revenue from Telecommunications Services (RMB million) Profit Attributable to Equity Shareholders (RMB million) EBITDA (RMB million) Basic Earnings Per Share (RMB) 1H2019 351,425 1H2018 356,120 1H2019 56,063 1H2018 65,641 1H2019 151,147 1H2018 145,886 1H2019 2.74 1H2018 3.21 Six months ended 30 June 2018 2019 Operating revenue (RMB million) 391,832 389,427 Of which: Revenue from telecommunications services (RMB million) 356,120 351,425 EBITDA1 (RMB million) 145,886 151,147 EBITDA margin 37.2% 38.8% EBITDA as % of revenue from telecommunications services 41.0% 43.0% Profit attributable to equity shareholders (RMB million) 65,641 56,063 Margin of profit attributable to equity shareholders 16.8% 14.4% Basic earnings per share (RMB) 3.21 2.74 Dividend per share – Interim (HK$) 1.826 1.527 1 EBITDA = profit from operations + depreciation and amortization 2 The Company has applied the new accounting standard on leases (IFRS/HKFRS 16) since 2019. Should the former corresponding accounting standard (IAS/HKAS 17) were applied to the results of the current period (meaning “an exclusion of the impact of the new accounting standard on leases”), the year-on-year decreases in EBITDA and profit attributable to equity shareholders would be 4.6% and 13.9% respectively. 01

China Mobile Limited Chairman’s Statement

Interim Report 2019 03 Chairman’s Statement DEAR SHAREHOLDERS, In the first half of 2019, we witnessed ever-intensifying competition with in the telecommunications industry and from cross-sector players. When this is combined with the continued implementation of the national policy on “speed upgrade and tariff reduction”, the operating environment has become more complex and is full of uncertainty. Faced with these challenges, we have introduced timely and measured adjustments to our operations. While adhering to the “Big Connectivity” strategy and advancing the integrated development of the “four growth engines” (personal mobile, household, corporate and emerging businesses), we have maintained a clear focus on high-quality development, supported by solid progress in our business transformation and upgrade. In addition, we have stepped up reforms and innovation, laid out plans for 5G development, and introduced measures to further reduce costs and increase operating efficiency. By taking these steps, we have reinforced our competitive advantage in terms of scale and strengthened our leadership position in the industry, while establishing a solid foundation for the sustainable development of the Company. OPERATING RESULTS As the traditional communications market is becoming almost saturated, the upside of data traffic is rapidly diminishing and it is increasingly difficult for operators to boost operating results by relying on traditional growth drivers alone. The industry saw negative growth overall, and the Company’s revenue and profit were inevitably squeezed. In the first half of 2019, we recorded operating revenue of RMB389.4 billion, which represented a decrease of 0.6% compared with the same period last year. Of this, revenue from telecommunications services accounted for RMB351.4 billion, down by 1.3% year-on-year. We posted EBITDA of RMB151.1 billion, up by 3.6% compared with the first half of 2018. This represents an EBITDA margin of 38.8%, or an increase of 1.6 percentage points year-on-year. Profit attributable to equity shareholders reached RMB56.1 billion or RMB2.74 per share. Despite a year-on-year decline of 14.6%, our profitability still remained at a leading level among top-tier global telecommunications operators. Our capital expenditure was RMB85.2 billion, and we maintained a healthy level of free cash flow at RMB41.0 billion. We recorded a net addition of 9.98 million mobile customers, bringing our total to 935 million. Of these, the total number of 4G customers reached 734 million, with a net addition of 21.13 million customers during the first half of 2019. In the wireline broadband market, with a net addition of 18.20 million customers, the total number of customers has reached 175 million. We added 142 million net new Internet of Things (IoT) smart connections, driving the total number of connections to 693 million. The MIGU products saw a rapid uptick in monthly active users. Our household and IoT customers continued to deliver robust growth. Our efforts to optimise revenue structure and inject new momentum into the growth of our revenue streams have paid off, with the household and corporate businesses both maintaining double-digit revenue gain and contributing a bigger portion to our total revenue. Of which, revenue from Mobaihe amounted to RMB6.2 billion (up by 59.7% year-on-year) while that of DICT (data, information and communications technology) reached RMB13.6 billion (up by 47.3% year-on-year). Meanwhile, revenue from IoT stood at RMB5.2 billion (up by 43.8% year-on-year). In accordance with the guidance provided earlier this year, the dividend payout ratio for the first half of 2019 was 49%, equivalent to an interim dividend of HK$1.527 per share. The Company attaches great importance to shareholder returns, and will strive to maintain a stable dividend per share for the full year, after giving due consideration to its performance in 2019. The Board believes that our industry-leading profitability and ability to generate a healthy cash flow will provide sufficient support for our future development and generate good returns for our shareholders.

China Mobile Limited 04 Chairman’s Statement ADVANCING OUR BUSINESS TRANSFORMATION AND UPGRADE In the first half of 2019, we were able to get to grips with the new market trends and advance our business transformation and upgrade. This is yielding positive changes to our business development through the three strategies of convergence, integration and digitisation. Convergence Maintaining a clear focus on satisfying customer demand, we made efforts to increase convergence in our products, sales efforts and operations to expand our market. With regard to enriching our product portfolio, we collaborated with a number of well-known Internet companies to capitalise on the opportunities presented by large volumes of data traffic. We developed products combining “traffic, content and applications” to boost data traffic growth. In the first half of the year, our 4G DOU (the average handset data traffic per user per month) increased by 132.5% year-on-year to 7.1 GB. In the household and corporate markets, we have striven to provide one-stop smart family and smart corporate services to meet customers’ divergent application needs. In the first half of 2019, we also recorded a net addition of 14.33 million customers for our digital set-top box Mobaihe, which represented a penetration rate of 68.7% in the household market, with ICT (information and communications technology) revenue increasing by 149.8% year-on-year. To better coordinate our sales forces, we leveraged the cross-selling potential in the personal mobile, household and corporate markets. We further consolidated our core businesses while exploiting synergies between the household and personal mobile, as well as the corporate and consumer markets. We launched integrated marketing campaigns targeting customers with various parameters including levels of years of usage, bonus points and membership, coupled with rebranding and other precision marketing initiatives, to meet different customers’ needs. In the first half of 2019, our wireline and mobile bundling rate saw an increase of 2.6 percentage points from the end of 2018, while our full business bundling rate rose by 8.6 percentage points from the end of 2018. To drive operational convergence, we have accelerated the build-out of our network-wide “Mobile Cloud” to establish high-speed designated Internet connectivity amongst cloud resource pools. This initiative forms the architecture for the cloud network smart connection. We have further released synergies amongst the cloud, the network, ends and edge, launching “Cloud, Network and DICT” smart services to deliver a high-quality, low latency and end-to-end differentiating user experience. In the first half of 2019, the Company launched a project to build a cloud-based network resource pool. The aim of this project is to add 18 network elements that have proven commercialisation potential in the cloud for centralised development. Integration Through integration, we have unleashed the synergy and value of our business by sharing capabilities, connecting channels and desegregating data. Our capability-sharing measures were centred around smart families, the Internet and IoT. They included introducing continuous upgrades and taking a holistic approach to developing our digital household open platform, the centralised certification platform and the OneNET IoT open platform. In the first half of 2019, the digital household open platform managed 100 million gateways. On average, the centralised certification platform was deployed more than 1.09 billion times a day, up by 63% year-on-year. It also allowed access to 81 of the top 200 applications. Meanwhile, the OneNET API (Application Programming Interface) was deployed more than 217 million times a day on average and has become a hub for 124,000 developers. To connect the channels, we are establishing a one-stop and all-inclusive channel system that effectively consolidates and streamlines online and offline development, in response to the growth of Internet consumption and new retail demand. In the first half of 2019, we adopted the new retail business model in 25 of our physical outlets and undertook initiatives to establish retail pilot smart stores. Of our services, 39.4% can now be processed on digital channels. Online monthly sales of the 2I2C Data Package were more than 2.8 times the monthly sales for 2018.

Interim Report 2019 05 Chairman’s Statement We have strengthened data integration across the board in order to maximise the value of our resources while enhancing operating efficiency, response speed and service quality. In the first half of 2019, the Company initiated the establishment of a tenancy-based big data platform, which will increase the effectiveness of precision marketing based on user profiling. We have been upgrading to a new-generation CRM (customer relationship management) system and have almost completed the integration and centralisation of service data. By taking these measures, we have further enhanced our integrated service capabilities. Digitisation We have fully leveraged new technologies to digitise our production chains and operation processes, advancing our smart operation capabilities and enhancing operating efficiency. We have continued to improve our smart mid-end platform and strengthened smart applications such as artificial intelligence (AI) and big data to support our capabilities across network, market, services, security and management. During the first half of 2019, we accelerated the process to assimilate SDN (software-defined networking) technology into our transmission and carrier networks, enabling us to introduce new functions such as one-stop self-service account opening and data traffic optimisation on our digital channels, substantially strengthening our competitiveness in the industry. We have also introduced a central management system to optimise our network capabilities. In the main urban areas in 100% of Chinese cities at prefecture level or above, we have implemented the more streamlined process of “management by checklist”. In addition, 100% of NB-IoT (narrow band Internet of Things) base stations have connected to the optimised big data platform. To provide better support across our network, we have begun to centralise the construction of key nodes for our CRM and BOSS (business operations support system). Furthermore, to enable data visualisation of users’ full and personalised life cycles, we have taken forward the construction of a central operating platform using big data and AI technology. This improvement will enable us to enhance the digital management of our sales and service efforts. We also launched a unified AI research and development platform and the Big Cloud 5.0 product portfolio to support digitisation and cloud-enabled transformation. This technology has been deployed in a number of internal AI applications, and has yielded tangible results. DEEPENING REFORMS AND FOSTERING INNOVATION We continued to deepen reforms and foster innovation. Leveraging our strong capabilities, active collaborations and buoyant vitalities, we have accelerated the build-out of a synergetic and efficient operating system across the organisation. We have further optimised our operation system toward better strategic planning, resources consolidation, coordination and management, while also driving proactivity. We have completed the organisational restructuring of our corporate, cloud, household and international businesses and formed the corporate business unit based on our corporate business subsidiaries. Additionally, we have established a cloud centre at our Suzhou research and development (R&D) centre and a smart family operation hub at our Hangzhou R&D centre. We have also set up our international business unit at our Headquarters. With these structures in place, we have expedited the development of our core competency in cloud services and household business. These changes have enabled us to better coordinate our corporate and international business for future expansion. Our structure equips Headquarters to command, the regions to compete and the specialised businesses to grow, linking a synergetic dynamic between fundamental factors and capabilities and infusing the Company with growth momentum.

China Mobile Limited 06 Chairman’s Statement We have further enhanced our connectivity through initiatives including the coordinated development of 4G and 5G. The total number of 4G base stations in the first half of 2019 was 2.71 million including a net addition of 300,000, providing robust support for the development of large volumes of data traffic business. We further enriched transmission pipeline resources by adding 13.4 Tbps bandwidth to international transmission and dedicated corporate lines. We continued to build out our capabilities in integrated service access and optimise our “mic-rogrid layout”. Boosted by our ongoing work to lay international submarine cables, cross-border terrestrial cables and PoPs (points of present), we have significantly enhanced our network capabilities. This is central to the progressive creation of our international network comprising our Information Highways (connectivity resources), Information Stations (PoPs) and Information Islands (data centres). Open collaboration with other industry participants has yielded positive results. On aspects such as customer touchpoints and content-based customer benefits, smart families, 5G, AI, vertical industry chains and Internet finance, the Company has collaborated with a number of well-known Internet businesses and other enterprises to fully leverage the complementary strengths of all the partners to develop the digital services market. In order to achieve synergy across industries, we have actively secured scarce external resources for long-term and mutually beneficial collaboration through diverse methods of capital investment and capital cooperation. Furthermore, we have made good progress in building a “5G+” ecosystem by developing new mechanisms for cooperation with a number of parties including local government, upstream and downstream industry players, innovative technology companies, higher education institutions and research institutions. We have achieved technological maturity with the frequency of 2.6 GHz for 5G basically comparable to that of 3.5 GHz. At the same time, we have steadily proceeded with the innovative convergence of 5G and a plethora of key vertical industries, including 5G+ smart agriculture, industry, transport, healthcare, city administration, finance and education. We have continued to drive reforms on operating systems and management mechanisms. Benchmarking global leaders, we have formulated an overall strategy to develop the Company into a first-class international model corporation. We have set clear goals to lead, succeed and set examples. The Company has furthered the implementation of the “Double-Hundred Action”, an initiative for reforming state-owned enterprises, and is exploring mixed-ownership reforms among subsidiaries. With regard to new operations, we have deepened the implementation of various reforms on key areas including the corporate business, cloud capabilities, smart families and international business, with a view to addressing the changing productivity needs for the 5G era. With regard to new incentives, we have proactively explored systems that benchmark market practice and provided guidance to our technology subsidiaries to help them put in place incentive mechanisms in terms of equities, dividends and project investments, etc. ESTABLISHING OUR NEW “5G+” COMPETITIVE ADVANTAGES In June 2019, we were granted a 5G commercial licence. Immediately following that, we launched our “5G+” brand. As the telecommunications operator with the largest network and customer base in the world combined with world-leading brand value and market capitalisation, we will accelerate the development of 5G and establish our new “5G+” competitive advantages. To this end, we will implement the following comprehensive “5G+” plans: 5G+4G. We will drive 5G and 4G technology and resource-sharing, and nurture synergies between the 5G and 4G network coverage and business operations. We will leverage the 4G base station sites and transmission facilities to build out our 5G network in a cost-effective manner. Our plan for this year is to set up more than 50,000 5G base stations in China and launch 5G commercial services in more than 50 cities. At the same time, we will play a more significant role in the next phase of setting international standards for 5G (Release 16). We will coordinate industry efforts to carry out research on fundamental 5G technology in order to ensure the continued advancement of this technology.

Interim Report 2019 07 Chairman’s Statement 5G+AICDE. We will assimilate emerging technologies such as AI, IoT, cloud computing, big data and edge computing into 5G in order to combine connectivity with digital services. In addition, we will build out our service capability in areas including industrial IoT designated network slicing, one-stop cloud network convergence, secure and reliable big data services and telecommunications-grade edge computing. Centred around 5G, we will build a ubiquitous digital infrastructure, launch new capabilities and applications, develop new use cases and nurture more new businesses. Our goal is to become a leading new smart city operator. 5G+Ecology. We will establish an all-encompassing 5G open ecology that nurtures a 5G system by connecting partners throughout the information and communications industry chain, key verticals, innovative powers in society, high-performing technology and research institutes, and other telecommunications operators. Through our 5G Innovation Centre, 5G Device Forerunner Initiative, 5G Industry Digital Alliance and 5G Multi-media Innovation Initiative, we will drive, with our partners, the development of 5G devices, the innovation of 5G applications and the creation of 5G premium content. In addition, we will launch the BEST commercial plan, which aims to reinforce the “Basic service”, provide premium “Enabling services” and strengthen “Specialised services” so that we can march into the “Time of 5G” with our partners. 5G+X. Building on the foundation of the three “5G+” initiatives above, we will develop a “5G+X” strategy, where “X” stands for the wider application of 5G in a plethora of industry sectors and the mass market. On the one hand, we will launch innovative and integrated 5G applications to promote digitisation across sectors such as agriculture, industry, transport, healthcare, city administration, finance and education. On the other hand, for general customers, we will launch 5G ultra high definition videos, games and ring videos to satisfy customers’ appetite for a better digital life. We have accumulated more than 60 use cases of 5G across verticals, such as smart power grids, smart factories, smart ports, autonomous driving in certain designated areas, emergency rescue missions, remote medical treatment, smart campuses and high-definition cloud-based games. The 4G era has already improved people’s lives, and the 5G era will transform our society, bringing opportunities for development that have never been possible before. 5G will become the foundation for all-encompassing smart connections. In this historic moment, we will strive to maintain our competitive advantage and set the benchmark for the global telecommunications industry. We will continue to enhance the value of China Mobile surrounding “5G+”. CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY We remain committed to a high-quality governance structure, putting in place comprehensive and transparent systems to ensure good corporate governance. Underscoring our commitment to ensuring that the Company complies with the law, we have set up a compliance committee and continued to implement the “Safeguarding Compliance” programme. At the same time, we have further enhanced our risk management and internal control mechanisms to ensure that the Company’s operations are sound and healthy. Our commitment has been widely recognised in the capital market. The regional journal Corporate Governance Asia has named us “The Best of Asia – Asia’s Icon on Corporate Governance”. We are proactive about fulfilling our social responsibilities. We have further implemented the national policy on “speed upgrade and tariff reduction” in order to ensure that the general public benefit from the development of digital technology. We are striving to leverage the expanded capabilities and enabling functionalities of 5G to provide innovative solutions to sectors across healthcare, education and environmental protection and satisfy people’s aspiration for a better digital life. Moreover, we remain committed to, and have made favourable progress in, protecting customers’ rights, safeguarding emergency communications, cybersecurity and information security. We have also stepped up our efforts to reduce poverty, support charities, reduce pollution and conserve energy.

China Mobile Limited 08 Chairman’s Statement OUTLOOK The macro-economic environment and the industry landscape are currently undergoing gear-changes in four areas. Overall, the economy is shifting from fast-paced expansion to high-quality growth. Information and communications technology has rapidly developed from being purely an enabling infrastructure to being a core force that is leading wider economic growth. The fundamental telecommunications business is also shifting its dynamics from exploiting business scale to creating value based on scale. Finally, competition in the information and communications market has been changing rapidly. Today, the winning components are found not only in the fundamentals of a business but also in its suite of capabilities. Economic and social development has boosted the more immediate demand for 5G, presenting opportunities for the transformation and development of the information and communications industry like never before. Firstly, the deep integration between information technology (including 5G) and the real economy will promote smart connections, cloud-network convergence and other adoption across sectors, unleashing a multiplying positive impact on the economy and infusing it with new momentum. Secondly, 5G will support the collection and real-time analysis of massive amounts of multidimensional social information, promoting the coordinated and effective usage, and fair distribution of resources in a smart society, in turn creating new opportunities for social development. Thirdly, 5G will speed up the transition from people-to-people connections to people-to-machine and the smart connections of everything, giving rise to smart families, autonomous driving, virtual offices and other new industries and new digital experiences. Meanwhile, we are well aware of the increasing complexity and challenges in the external operating environment, including downward pressure from the macro-economy and competition arising from the homogeneous nature of industry operators. At the same time, competition across industries has intensified and evolved into a struggle for ecological resources. As the upside of data traffic rapidly diminishes, the industry is facing more severe challenges. Gear-changing has become the immediate reality, and this is challenging operators to explore new development models and new areas of growth. A clear understanding of the trend is the first step to success in this market. We have every confidence in our future development. We will make progress on the basis of stable development, and continue to drive the implementation of our strategy for high-quality development that surrounds our business transformation and upgrade, while giving impetus to reform and innovation. We will build on our strong foundation of economies of scale and the implementation of our convergence, integration and digitisation strategies, placing a special emphasis on value generation. We will build synergetic and efficient operations, strengthen our capabilities, promote collaboration and infuse vitality across the organisation. We will fully implement the “5G+” plan, coordinating this with the “four growth engines”, in order to scale up our connections, strengthen connection applications and provide premium connection services to build a world-class corporation. We will march towards our goal of becoming a major force in building “a cyberpower, a digital China and a smart society”, in addition to creating new value for our shareholders. Finally, on behalf of the board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees. Yang Jie Chairman Hong Kong, 8 August 2019

Financial Review Interim Report 2019 09 OPERATING REVENUE In the first half of 2019, as a result of the rapid diminution in the upside of data traffic and the carryover effect resulting from the complete cancellation of domestic data roaming charges, the Group’s financial performance was under pressure. Operating revenue reached RMB389.4 billion, down by 0.6% over the same period last year, of which revenue from telecommunications services reached RMB351.4 billion, down by 1.3% over the same period last year. Due to the rapid decline in data tariffs, revenue from wireless data traffic services reached RMB201.6 billion, down by 2.1% over the same period last year. Revenue from wireline broadband services was RMB32.9 billion, up by 26.6% over the same period last year, achieving momentum for favourable growth. Revenue from applications and information services was RMB41.1 billion, up by 12.3% over the same period last year, with its contribution to the revenue from telecommunications services increasing year after year, thereby further optimizing the Group’s revenue structure. OPERATING EXPENSES With market competition becoming more intensified and the Group being at the key stage of its transformational development, the Group will continue to adhere to the principle of “forward-looking planning, effective resource allocation, rational investment and refined management” in order to increase revenue, reduce expenditure and maintain favourable profitability. In the first half of 2019, the Group’s operating expenses were RMB329.7 billion, up by 2.3% over the same period last year, representing 84.7% of operating revenue. With respect to asset-related costs, the Group has continued to maintain its level of investments in recent years. As its assets scale continued to expand and the implementation of the new accounting standard on leases, depreciation and amortization expenses for the first half of 2019 increased by 19.9%, or increased by 5.4% on a comparable basis after excluding the new accounting standard on leases. Charges for use of tower assets for the first half of 2019 were RMB12.4 billion, down by 36.0%, or increased by 4.5% on a comparable basis after excluding the new accounting standard on leases. The Group comprehensively promoted refined management, and maintenance expenses for the first half of 2019 were RMB31.5 billion, slightly increased by 0.4% over the same period last year, power and utilities expenses were RMB20.9 billion, down by 2.3% over the same period last year. With respect to selling expenses, in order to cope with intensified competition in a homogenous market, the Group maintained the intensity of its investments of marketing resources, while stepping up its integrated marketing and precision marketing efforts and enhancing its efficiency in the utilization of marketing resources. Selling expenses were RMB34.3 billion, increased by 4.5% over the same period last year. With respect to personnel expenses, the Group continued to adjust and optimize its personnel structure and increased the compensation allocation and motivation in favour of primary frontline employees. Moreover, average labour cost has continuously increased society-wide. Employee benefit and related expenses for the first half of 2019 were RMB45.1 billion, up by 4.9% over the same period last year, representing 11.6% of operating revenue. As of 30 June 2019, the Group had 451,000 employees in total.

China Mobile Limited 10 Financial Review PROFITABILITY The Group continued to promote cost reduction and efficiency enhancement and improved operating efficiency, thereby continuously maintaining favourable profitability. In the first half of 2019, profit attributable to equity shareholders was RMB56.1 billion, down by 14.6% over the same period last year, and the margin of profit attributable to equity shareholders was 14.4%. EBITDA was RMB151.1 billion, up by 3.6% over the same period last year, and EBITDA margin was 38.8%. EBITDA represented 43.0% of revenue from telecommunications services. Excluding the impact of the new accounting standard on leases, profit attributable to equity shareholders and EBITDA represented a decrease of 13.9% and 4.6% over the same period last year, respectively. CAPITAL EXPENDITURE In order to satisfy customer demands and the needs of further networks upgrade, the Group promoted the coordinated development 5G+4G and continued to construct high-quality networks by making investments precisely. In the first half of 2019, the Group’s capital expenditure was RMB85.2 billion, of which RMB38.4 billion were invested in 4G networks, funded primarily by cash generated from operating activities. CAPITAL STRUCTURE The financial position of the Group continued to remain steady. As of 30 June 2019, total assets and total liabilities amounted to RMB1,648.1 billion and RMB564.5 billion, respectively, and the liabilities-to-assets ratio was 34.3%. The Group has firmly adhered to its prudent financial risk management policies and maintained sound repayment capabilities. FINANCIAL POLICIES AND CASH FLOW Amidst the complex operating environment and investment pressure, the Group continued to maintain a healthy cash flow as a result of the stable growth in its business operations and revenue, refined cost control and the further manifestation of economies of scale. Free cash flow was RMB41.0 billion for the six months ended 30 June 2019. As of 30 June 2019, the Group’s total cash and bank balances were RMB327.6 billion, of which 96.3%, 1.9% and 1.6% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively. The Group will consistently uphold prudent financial policies and strictly monitor and control financial risks in order to maintain a healthy cash flow generation capability as well as value preservation and enhancement capabilities. In addition, the Group will focus on scientific resource allocation, maintain a healthy structure and level of capital and reinforce and develop favourable economic benefits in order to continuously create value for its shareholders.

Unaudited Condensed Consolidated Statement of Comprehensive Income Interim Report 2019 for the six months ended 30 June 2019 (Expressed in Renminbi (“RMB”)) Six months ended 30 June 2019 2018 (Note 6) Note Million Million Operating revenue 5 Revenue from telecommunications services 351,425 356,120 Revenue from sales of products and others 38,002 35,712 389,427 391,832 Operating expenses Network operation and support expenses 6 98,087 113,040 Depreciation and amortization 91,392 76,201 Employee benefit and related expenses 7 45,075 42,975 Selling expenses 34,330 32,847 Cost of products sold 39,618 36,354 Other operating expenses 8 21,170 20,730 329,672 322,147 Profit from operations 59,755 69,685 Other gains 1,213 751 Interest and other income 9 7,350 8,110 Finance costs (1,627) (74) Income from investments accounted for using the equity method 6,579 5,747 Profit before taxation 73,270 84,219 Taxation 10 (17,151) (18,477) PROFIT FOR THE PERIOD 56,119 65,742 Other comprehensive income for the period, net of tax: Items that will not be subsequently reclassified to profit or loss Changes in the fair value of financial assets at fair value through other comprehensive income (115) 2 Share of other comprehensive income of investments accounted for using the equity method 36 – Items that may be subsequently reclassified to profit or loss Currency translation differences 131 292 Share of other comprehensive (loss)/income of investments accounted for using the equity method (237) 551 T OTAL COMPREHENSIVE INCOME FOR THE PERIOD 55,934 66,587 11

China Mobile Limited 12 for the six months ended 30 June 2019 (Expressed in RMB) Unaudited Condensed Consolidated Statement of Comprehensive Income (Continued) Six months ended 30 June 2019 2018 (Note 6) Note Million Million Profit attributable to: Equity shareholders of the Company 56,063 65,641 Non-controlling interests 56 101 P ROFIT FOR THE PERIOD 56,119 65,742 Total comprehensive income attributable to: Equity shareholders of the Company 55,878 66,486 Non-controlling interests 56 101 T OTAL COMPREHENSIVE INCOME FOR THE PERIOD 55,934 66,587 Earnings per share – Basic and diluted 12 RMB2.74 RMB3.21 The notes on pages 17 to 35 are an integral part of this interim financial information.

Interim Report 2019 Unaudited Condensed Consolidated Balance Sheet as at 30 June 2019 (Expressed in RMB) As at As at 30 June 2019 31 December 2018 Note Million Million Assets Non-current assets Property, plant and equipment 13 647,236 666,496 Construction in progress 13 95,622 72,180 Right-of-use assets 14 78,236 – Land use rights and others 22,117 27,778 Goodwill 35,343 35,343 Other intangible assets 2,121 2,620 Investments accounted for using the equity method 15 148,527 145,325 Deferred tax assets 39,283 29,654 Financial assets at fair value through other comprehensive income 16 472 587 Restricted bank deposits 17 5,541 12,369 Other non-current assets 15,019 8,442 1,089,517 1,000,794 Current assets Inventories 9,753 8,857 Contract assets 5,150 5,022 Accounts receivable 18 40,921 26,540 Other receivables 19 49,542 39,543 Prepayments and other current assets 19 26,029 27,002 Amount due from ultimate holding company 20 1,115 570 Prepaid income tax 1,006 1,959 Financial assets at fair value through profit or loss 16 103,049 76,425 Restricted bank deposits 17 35 9 Bank deposits 21 250,821 291,887 Cash and cash equivalents 22 71,191 57,302 558,612 535,116 Total assets 1,648,129 1,535,910 13

China Mobile Limited 14 as at 30 June 2019 (Expressed in RMB) Unaudited Condensed Consolidated Balance Sheet (Continued) As at As at 30 June 2019 31 December 2018 Note Million Million Equity and liabilities Liabilities Current liabilities Accounts payable 23 161,472 190,847 Bills payable 5,773 3,221 Deferred revenue 49,024 63,185 Accrued expenses and other payables 241,394 195,572 Amount due to ultimate holding company 20 8,041 11,020 Income tax payable 12,629 10,553 Lease liabilities 3 23,428 – 501,761 474,398 Non-current liabilities Lease liabilities – non-current 3 56,723 – Deferred revenue – non-current 5,067 4,881 Deferred tax liabilities 976 822 62,766 5,703 Total liabilities 564,527 480,101 Equity Share capital 24 402,130 402,130 Reserves 678,012 650,275 Total equity attributable to equity shareholders of the Company 1,080,142 1,052,405 N on-controlling interests 3,460 3,404 Total equity 1,083,602 1,055,809 Total equity and liabilities 1,648,129 1,535,910 The notes on pages 17 to 35 are an integral part of this interim financial information.

Interim Report 2019

Unaudited Condensed Consolidated Statement of Changes in Equity

for the six months ended 30 June 2019
(Expressed in RMB)

	Attributable to equity shareholders of the Company								
	Share capital Million	Capital reserve Million	General reserve Million	Exchange reserve Million	PRC Statutory and other reserves Million	Retained profits Million	Total Million	Non-controlling interests Million	Total equity Million
As at 1 January 2018	402,130	(265,803)	72	(126)	328,344	527,550	992,167	3,245	995,412
Changes in equity for the six months ended 30 June 2018:									
Profit for the period	–	–	–	–	–	65,641	65,641	101	65,742
Changes in the fair value of financial assets at fair value through other comprehensive income	–	2	–	–	–	–	2	–	2
Currency translation difference	–	–	–	292	–	–	292	–	292
Share of other comprehensive income of investments accounted for using equity method	–	551	–	–	–	–	551	–	551
Total comprehensive income for the period	–	553	–	292	–	65,641	66,486	101	66,587
Dividends paid during the period (note 11(b))	–	–	–	–	–	(27,060)	(27,060)	–	(27,060)
Others	–	–	–	–	88	–	88	–	88
As at 30 June 2018	402,130	(265,250)	72	166	328,432	566,131	1,031,681	3,346	1,035,027
As at 31 December 2018 (As previously reported)	**402,130**	**(264,723)**	**72**	**1,034**	**347,639**	**566,253**	**1,052,405**	**3,404**	**1,055,809**
Changes in accounting policy (note 3)	–	–	–	–	(336)	(2,770)	(3,106)	–	(3,106)
As at 1 January 2019 (As restated)	**402,130**	**(264,723)**	**72**	**1,034**	**347,303**	**563,483**	**1,049,299**	**3,404**	**1,052,703**
Changes in equity for the six months ended 30 June 2019:									
Profit for the period	–	–	–	–	–	**56,063**	**56,063**	**56**	**56,119**
Changes in the fair value of financial assets at fair value through other comprehensive income	–	**(115)**	–	–	–	–	**(115)**	–	**(115)**
Currency translation difference	–	–	–	**131**	–	–	**131**	–	**131**
Share of other comprehensive loss of investments accounted for using equity method	–	**(201)**	–	–	–	–	**(201)**	–	**(201)**
Total comprehensive income for the period	–	**(316)**	–	**131**	–	**56,063**	**55,878**	**56**	**55,934**
Dividends paid during the period (note 11(b))	–	–	–	–	–	**(25,059)**	**(25,059)**	–	**(25,059)**
Others	–	–	–	–	**24**	–	**24**	–	**24**
As at 30 June 2019	**402,130**	**(265,039)**	**72**	**1,165**	**347,327**	**594,487**	**1,080,142**	**3,460**	**1,083,602**

The notes on pages 17 to 35 are an integral part of this interim financial information.

15

China Mobile Limited Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended 30 June 2019 (Expressed in RMB) Six months ended 30 June 2019 2018 Million Million Net cash generated from operating activities 126,182 118,317 Net cash used in investing activities (74,635) (128,602) Net cash used in financing activities (37,671) (27,872) Net increase/(decrease) in cash and cash equivalents 13,876 (38,157) Cash and cash equivalents as at 1 January 57,302 120,636 Effect of changes in foreign exchange rate 13 272 Cash and cash equivalents as at 30 June 71,191 82,751 For the six months ended 30 June 2019, repayment of principal and interest of lease liabilities amounting to RMB9,443 million was included in the cash used in financing activities. The notes on pages 17 to 35 are an integral part of this interim financial information. 16

Interim Report 2019 Notes to Unaudited Condensed Consolidated Interim Financial Information 17 (Expressed in RMB unless otherwise indicated) 1 GENERAL INFORMATION China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and related services in Mainland China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, Mainland China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in Mainland China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong. The shares of the Company have been listed on The Stock Exchange of Hong Kong Limited since 23 October 1997 and the American Depositary Shares of the Company have been listed on the New York Stock Exchange since 22 October 1997. The unaudited condensed consolidated interim financial information was approved by the board of directors of the Company for issuance on 8 August 2019. The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). PwC’s unmodified independent review report to the board of directors is included on page 36 of this interim financial information. The financial information relating to the year ended 31 December 2018, that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 as comparative information, does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows: The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622). The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

China Mobile Limited 18 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 2 BASIS OF PREPARATION The unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent. The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates. The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2018. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2018 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2019. No events and transactions that are significant to the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2018 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”). 3 SIGNIFICANT ACCOUNTING POLICIES Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2018. The following new standards and annual improved standards are mandatory for the first time for the Group’s financial year beginning on 1 January 2019 and are applicable for the Group: IFRS/HKFRS 16 “Leases” IFRIC/HK(IFRIC) – Int 23 “Uncertainty over income tax treatments” Amendments to IAS/HKAS 28 “Investments in associates and joint ventures” Annual Improvements to IFRS/HKFRS Standards 2015-2017 Cycle Amendments to IAS/HKAS 19 “Employee benefits” Amendments to IFRS/HKFRS 9 “Financial instruments” New or amendments to IFRS/HKFRS effective for the financial year beginning on 1 January 2019 do not have a material impact on the Group’s unaudited condensed consolidated interim financial information other than IFRS/HKFRS 16, details of which are set out below.

Interim Report 2019 19 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) IFRS/HKFRS 16 “Leases” The Group applied the IFRS/HKFRS 16 from its mandatory adoption date of 1 January 2019. In accordance with IFRS/HKFRS 16, the lessee will recognize right-of-use assets and lease liabilities for almost all leases in the balance sheet, and record depreciation and finance cost accordingly. The only exceptions are short-term leases and leases of low-value assets. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less. The Group primarily leases telecommunications towers, buildings, premises and other network equipment. The lease payments are discounted using the corresponding incremental borrowing rates based on different contract terms. The Group has used a single discount rate to a portfolio of leases with reasonably similar characteristics. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. On 1 January 2019, right-of-use assets are measured on transition as if the new rules have had always been applied. And lease liabilities are measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate at the date of initial application. Leases with a remaining lease term of less than 12 months as at 1 January 2019 were treated as short-term leases. The Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profits. As a result of the adoption of IFRS/HKFRS 16, as at 1 January 2019, the Group recognized right-of-use assets of RMB84,289 million, lease liabilities of RMB80,207 million, an increase of deferred tax assets of RMB488 million, a decrease of deferred tax liabilities of RMB16 million, a decrease of land use rights and others of RMB4,665 million and a decrease of prepayments and other current assets of RMB1,811 million, respectively. Accordingly, the overall impacts on the Group’s equity as at the same date were a decrease of retained profits of RMB1,568 million and a decrease of the PRC statutory reserves of RMB322 million, respectively. In addition, repayment of principal and interest of lease liabilities is included in the cash used in financing activities. The Group’s operating lease commitments disclosed as at 31 December 2018 amounted to RMB220,301 million. After discounted using the leasee’s incremental borrowing rate at the date of initial adoption, and excluding the short-term leases and leases of low-value assets recognized on a straight-line basis and variable payment leases recognized as incurred as charges for use of related assets, as well as contracts reassessed as service arrangements, the lease liabilities recognized as at 1 January 2019 were RMB80,207 million. The previous accounting policies for leases were disclosed in note 2(i) and note 38 in the annual financial statements for the year ended 31 December 2018. In addition, to ensure the consistency of the accounting policies adopted by the Group and its associates and joint ventures, the opening balance of investment accounted for using the equity method, the opening retained profits and PRC statutory reserves of the Group as at 1 January 2019 were reduced by RMB1,216 million, RMB1,202 million and RMB14 million, respectively upon the adoption of IFRS/HKFRS 16.

China Mobile Limited 20 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 4 SEGMENT REPORTING An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside of Mainland China are less than 5% of the Group’s assets and operating revenue, respectively. 5 OPERATING REVENUE Six months ended 30 June 2019 2018 Million Million Revenue from telecommunications services Voice services 48,536 62,914 Data services 291,780 283,121 Others 11,109 10,085 351,425 356,120 Revenue from sales of products and others 38,002 35,712 389,427 391,832 The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

Interim Report 2019 21 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 6 NETWORK OPERATION AND SUPPORT EXPENSES During the period, to better reflect the cost structure, the Group optimized the presentation of operating expenses. The changes in presentation has no effect on reported operating revenue, operating expenses or net profits for any of the periods presented. The comparative figures have been reclassified to conform to current period’s presentation. The new presentation classifies operating expenses into network operation and support expenses, depreciation and amortization, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses. Details of network operation and support expenses are as follows: Six months ended 30 June 2019 2018 Note Million Million Maintenance 31,528 31,393 Power and utilities expenses 20,935 21,435 Operation support and related expenses 19,981 22,745 Charges for use of tower assets (i) 12,433 19,420 Charges for use of lines and network assets (ii) 3,960 4,976 Charges for use of other assets (ii) 5,175 9,116 Others 4,075 3,955 98,087 113,040 Note: (i) During the six months ended 30 June 2019, charges for use of tower assets included the non-lease components charges (maintenance, utility connection and telecommunications equipment room and related support services) and the lease components charges of variable lease payments which are recorded in profit or loss as incurred. (ii) During the six months ended 30 June 2019, charges for use of lines and network assets and other assets mainly included the non-lease components charges and the lease components charges, such as short-term leases payments, leases payments of low-value assets and variable leases payments which are recorded in profit or loss as incurred.

China Mobile Limited 22 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 7 EMPLOYEE BENEFIT AND RELATED EXPENSES Six months ended 30 June 2019 2018 Million Million Salaries, wages, labour service expenses and other benefits 38,931 37,135 Retirement costs: contributions to defined contribution retirement plans 6,144 5,840 45,075 42,975 8 OTHER OPERATING EXPENSES Six months ended 30 June 2019 2018 (Note 6) Million Million Interconnection 10,455 10,447 Impairment loss for doubtful accounts 3,216 2,663 Write-down of inventories 300 149 Gain on disposal of property, plant and equipment (3) (11) Write-off and impairment of property, plant and equipment 671 372 Others 6,531 7,110 21,170 20,730 9 INTEREST AND OTHER INCOME Six months ended 30 June 2019 2018 Million Million Interest income 5,224 6,021 Fair value gains recognized 2,126 2,089 7,350 8,110

Interim Report 2019 23 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 10 TAXATION Six months ended 30 June 2019 2018 Note Million Million Current tax Provision for the PRC enterprise income tax on the estimated taxable profits for the period (i) 25,939 25,294 Provision for Hong Kong profits tax on the estimated assessable profits for the period (ii) 184 183 26,123 25,477 Deferred tax Origination and reversal of temporary differences, net (8,972) (7,000) 17,151 18,477 Note: (i) The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2019 (for the six months ended 30 June 2018: 25%). Certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2018: 15%). (ii) The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2019 (for the six months ended 30 June 2018: 16.5%). (iii) Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax. 11 DIVIDENDS (a) Dividends attributable to the period Six months ended 30 June 2019 2018 Million Million Ordinary interim dividend declared after the balance sheet date of HK$1.527 (equivalent to approximately RMB1.343) (2018: HK$1.826 (equivalent to approximately RMB1.540)) per share 27,504 31,522 The 2019 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.87966, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 June 2019. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2019. In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

China Mobile Limited 24 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 11 DIVIDENDS (CONTINUED) (b) Dividends attributable to the previous financial year, approved and paid during the period Six months ended 30 June 2019 2018 Million Million Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.391 (equivalent to approximately RMB1.219) (2018: HK$1.582 (equivalent to approximately RMB1.322)) per share 25,059 27,060 12 EARNINGS PER SHARE The calculation of basic earnings per share for the six months ended 30 June 2019 is based on the profit attributable to equity shareholders of the Company of RMB56,063 million (for the six months ended 30 June 2018: RMB65,641 million) and the weighted average number of 20,475,482,897 shares in issue during the six months ended 30 June 2019 (for the six months ended 30 June 2018: 20,475,482,897 shares). For the six months ended 30 June 2019 and 2018, there were no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company. 13 PROPERTY, PLANT AND EQUIPMENT AND CONSTRUCTION IN PROGRESS During the six months ended 30 June 2019, the Group acquired items of property, plant and equipment and construction in progress with an aggregate cost of RMB84,841 million (for the six months ended 30 June 2018: RMB78,831 million) and the depreciation of property, plant and equipment recognized in unaudited condensed consolidated statement of comprehensive income was RMB79,604 million (for the six months ended 30 June 2018: RMB75,623 million). 14 RIGHT-OF-USE ASSETS During the six months ended 30 June 2019, the Group recognized right-of-use assets with a cost of RMB5,632 million and the depreciation of right-of-use assets recognized in unaudited condensed consolidated statement of comprehensive income was RMB11,046 million.

Interim Report 2019 25 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 15 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD The amounts recognized in the unaudited condensed consolidated balance sheet are as follows: As at 30 June 2019 As at 1 January 2019 (As restated) (Note 3) As at 31 December 2018 (As previously reported) Million Million Million Associates 147,151 142,843 144,059 Joint ventures 1,376 1,266 1,266 148,527 144,109 145,325 Details of major associates are as follows: Name of associate Place of incorporation/ establishment and operations Proportion of ownership interest held by the Company’s subsidiary Principal activity Shanghai Pudong Development Bank Co., Ltd. (“SPD Bank”) The PRC 18% Provision of banking services China Tower Corporation Limited (“China Tower”) The PRC 28% Construction, maintenance and operation of telecommunications towers IFLYTEK Co., Ltd. (“IFLYTEK”) The PRC 13% Provision of Chinese speech and language technology products and services True Corporation Public Company Limited (“True Corporation”) Thailand 18% Provision of telecommunications services

China Mobile Limited

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)

(Expressed in RMB unless otherwise indicated)

15 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

(i) The fair values of the interests in SPD Bank, China Tower, IFLYTEK and True Corporation were assessed based on quoted market prices (level 1: quoted price (unadjusted) in active markets) as at the balance sheet date, without any deduction of transaction costs, and disclosed as follows:

	As at 30 June 2019		As at 31 December 2018	
	Carrying amount Million	**Fair value Million**	Carrying amount Million	Fair value Million
SPD Bank	**90,470**	**62,312**	86,951	52,282
China Tower	**47,757**	**88,497**	47,299	63,738
IFLYTEK	**1,937**	**8,935**	1,887	6,623
True Corporation	**6,979**	**7,808**	7,913	6,589

(ii) The Group assesses at the end of each reporting period whether there is objective evidence that interest in associates are impaired.

As at 30 June 2019, the fair value of investment in SPD Bank was assessed to be RMB62,312 million (as at 31 December 2018: RMB52,282 million), which was below its carrying amount by approximately 31.1% (as at 31 December 2018: approximately 39.9%). Management of the Group performed the impairment test and determined the respective recoverable amount of the investment by the adoption of the value-in-use method. The calculation has considered pre-tax cash flow projections of SPD Bank for the five years ending 30 June 2024 with an extrapolation made to perpetuity. The discount rate used to discount the cash flows to their respective net present values was based on cost of capital used to evaluate investments of similar nature in Mainland China. Management judgement is required in estimating the future cash flows of SPD Bank. The key assumptions are determined with reference to external sources of information. Based on the management's assessment results and sensitivity analysis performed, there was no impairment of the investment as at 30 June 2019.

As at 30 June 2019, the fair value of investment in True Corporation was assessed to be RMB7,808 million (as at 31 December 2018: RMB6,589 million), which exceeded its carrying amount by approximately 11.9% (as at 31 December 2018: which was below its carrying amount by approximately 16.7%).

Other than above, the management has determined that there was no impairment indicator of the Group's interests in other associates as at 30 June 2019 and 31 December 2018.

26

Interim Report 2019 27 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 15 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED) Details of a major joint venture are as follows: The Group’s major joint venture includes China Mobile Innovative Business Fund (Shenzhen) Partnership (Limited Partnership) (the “Fund”), which was established by China Mobile Communication Co., Ltd. (“CMC”), a wholly-owned subsidiary of the Company, together with State Development & Investment Corporation and China Mobile State Development & Investment Management Company Limited (45% of its registered capital is owned by CMCC). CMC committed to invest RMB1,500 million in cash, which represents 50% of the equity interest of the Fund. As at 30 June 2019, CMC had contributed RMB1,256 million (as at 31 December 2018: RMB1,134 million) to the Fund with an outstanding commitment to further invest RMB244 million (as at 31 December 2018: RMB366 million) to the Fund upon a request lodged by the Fund. There were no contingent liabilities relating to the Group’s interest in this joint venture as at 30 June 2019. 16 FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS Financial assets at fair value through other comprehensive income (“FVOCI”) (i) Financial assets at fair value through profit or loss (“FVPL”)(ii) Million Million As at 31 December 2018 – Current portion – 76,425 – Non-current portion 58 7 50 1 587 76,926 Addition – 99,265 Maturity – (74,750) Fair value gains recognized in profit or loss – 2,126 Fair value losses recognized in other comprehensive income, before tax (11 5) – As at 30 June 2019 472 103,567 Less: Current portion – (103,04 9) Non-current portion 47 2 51 8 Note: (i) The category of FVOCI is primarily the equity investments in listed companies that are not held for trading. The equity investments represent the Group’s investments in other companies at fair values (mainly level 1: quoted price (unadjusted) in active markets) through other comprehensive income as at 30 June 2019 and 31 December 2018. (ii) The category of FVPL mainly comprises wealth management products issued by banks (“WMP”). All the WMPs will mature within one year with variable return rates indexed to the performance of underlying assets. As at 30 June 2019 and 31 December 2018, they were measured at the fair value as level 3 of fair value hierarchy. The fair values were determined based on cash flow discounted assuming the expected return will be obtained upon maturity. There were no transfers between the levels of fair value hierarchy for the six months ended 30 June 2019.

China Mobile Limited

Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued)

(Expressed in RMB unless otherwise indicated)

17 RESTRICTED BANK DEPOSITS

	As at 30 June 2019			As at 31 December 2018		
	Non-current assets Million	Current assets Million	Total Million	Non-current assets Million	Current assets Million	Total Million
Restricted bank deposits						
– Statutory deposit reserves (Note)	4,548	–	4,548	4,486	–	4,486
– Deposited customer reserves (Note)	980	–	980	7,882	–	7,882
– Pledged bank deposits	13	35	48	1	9	10
	5,541	35	5,576	12,369	9	12,378

Note: The statutory deposit reserves and the deposited customer reserves are deposited by the subsidiaries of the Company, China Mobile Finance Company Limited ("China Mobile Finance") and China Mobile E-Commerce Co., Ltd., respectively, in accordance with relevant requirements of the People's Bank of China ("PBOC"), which are not available for use in the Group's daily operations.

18 ACCOUNTS RECEIVABLE

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 30 June 2019 Million	As at 31 December 2018 Million
Within 30 days	15,978	11,160
31-60 days	5,492	3,680
61-90 days	3,830	2,358
Over 90 days	15,621	9,342
	40,921	26,540

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

Accounts receivable are expected to be recovered within one year.

28

Interim Report 2019 29 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 19 OTHER RECEIVABLES, PREPAYMENTS AND OTHER CURRENT ASSETS Other receivables, which are measured at amortized cost, are expected to be recovered within one year. They primarily include interest receivable from banks, utilities deposits and rental deposits etc., short-term loans granted to China Tower of RMB8,950 million (as at 31 December 2018: RMB11,000 million) and other short-term loans granted to banks and other financial institutions as well as short-term debt investments purchased of RMB26,314 million (as at 31 December 2018: RMB13,260 million) through China Mobile Finance. The interest rates of short-term loans are mutually agreed among the parties with reference to the market interest rates. Prepayments and other current assets primarily consist of maintenance prepayments, power and utilities prepayments and input value-added tax to be deducted. As at 30 June 2019 and 31 December 2018, there were no significant overdue amounts for other receivables. 20 AMOUNTS DUE FROM/TO ULTIMATE HOLDING COMPANY Amount due from ultimate holding company is unsecured, interest free, repayable on demand and arising in the ordinary course of business. As at 30 June 2019, amount due to ultimate holding company comprises the short-term deposits of CMCC and its subsidiaries (“CMCC Group”) in China Mobile Finance amounting to RMB7,777 million (as at 31 December 2018: RMB10,873 million) and the corresponding interest payable arising from the deposits. The deposits are unsecured and carry interest at prevailing market rate. 21 BANK DEPOSITS Bank deposits represent term deposits with banks with original maturity exceeding three months. The applicable interest rate is determined mainly in accordance with the benchmark interest rate published by PBOC or with reference to the market interest rate.

China Mobile Limited 30 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 22 CASH AND CASH EQUIVALENTS As at 30 June 2019 As at 31 December 2018 Million Million Bank deposits with original maturity within three months 3,632 3,470 Cash at banks and on hand 67,559 53,832 71,191 57,302 23 ACCOUNTS PAYABLE Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses. The aging analysis of accounts payable is as follows: As at 30 June 2019 As at 31 December 2018 Million Million Payable in the periods below: Within 1 month or on demand 133,062 164,081 After 1 month but within 3 months 7,571 8,902 After 3 months but within 6 months 7,804 7,349 After 6 months but within 9 months 3,345 3,411 After 9 months but within 12 months 9,690 7,104 161,472 190,847 All of the accounts payable are expected to be settled within one year or are repayable on demand.

Interim Report 2019 31 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 24 SHARE CAPITAL Ordinary shares, issued and fully paid: Number of shares HK$ million Equivalent (at historical cost) RMB million As at 1 January 2019 and 30 June 2019 20,475,482,897 382,263 402,130 25 RELATED PARTY TRANSACTIONS (a) Transactions with and amounts due from/to CMCC Group The following is a summary of principal related party transactions entered into by the Group with CMCC Group for the six months ended 30 June 2019 and 2018. The majority of these transactions also constitute continuing connected transactions as defined under Chapter 14A of Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Six months ended 30 June 2019 2018 Note Million Million Telecommunications services revenue (i) 98 1 Property leasing and management services revenue (ii) 95 70 Property leasing and management services charges (ii) 552 441 Charges for use of network assets (iii) 857 1,169 Charges for use of network capacity (iii) 27 264 Short-term bank deposits received (iv) 7,777 7,870 Short-term bank deposits repaid (iv) 10,873 8,611 Interest expenses (iv) 73 74

China Mobile Limited 32 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 25 RELATED PARTY TRANSACTIONS (CONTINUED) (a) Transactions with and amounts due from/to CMCC Group (Continued) Amounts due from/to CMCC Group are included in the following accounts captions summarized as follows: As at 30 June 2019 As at 31 December 2018 Note Million Million Accounts receivable 328 282 Other receivables 130 145 Prepayments and other current assets 37 5 Amounts due from ultimate holding company 1,115 570 Right-of-use assets 667 – Lease liabilities 768 – Accounts payable 6,310 5,825 Accrued expenses and other payables 83 80 A mounts due to ultimate holding company (iv) 8,041 11,020 The amounts arise in the ordinary course of business. Note: (i) The amount represents telecommunications services settlement received/receivable from CMCC Group for the provision of telecommunications project planning, design and construction services, telecommunications line and pipeline construction services, and telecommunications line maintenance services. (ii) The amounts represent the charges of property leasing and management fees received/receivable from or paid/payable to CMCC Group in respect of offices, retail outlets and warehouses. During the six-month ended 30 June 2019, the amounts included the depreciation of right-of-use assets recognized in relation to the property leasing agreements and the finance cost associated with the lease liabilities. (iii) The amounts represent the charges for use of network assets and the TD-SCDMA network capacity charges paid/payable to CMCC Group. (iv) The amounts represent the bank deposits received from or repaid to CMCC Group and interest expenses paid/payable to CMCC Group in respect of the deposits.

Interim Report 2019 33 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 25 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Principal transactions with and amounts due from/to associates and joint ventures of the Group The following is a summary of principal related party transactions entered into by the Group with the associates and joint ventures of the Group for the six months ended 30 June 2019 and 2018. Six months ended 30 June 2019 2018 Note Million Million Telecommunications services revenue (i) 323 311 Related costs for use of tower assets (ii) 19,990 19,420 Property leasing and management services revenue (iii) 3 23 Interest and other income (iv) 2,544 2,347 Dividend income 2,112 156 The amounts due from/to the associates and joint ventures of the Group are included in the following accounts captions summarized as follows: As at 30 June 2019 As at 31 December 2018 Note Million Million Accounts receivable (i) 224 240 Right-of-use assets (ii) 45,771 – Lease liabilities (ii) 50,155 – Accounts payable (ii) 5,445 3,252 Accrued expenses and other payables (ii) 9,382 7,301 Interest receivable (iv) 898 829 Other receivables (v) 12,770 12,518 Prepayments and other current assets 82 160 Financial assets at FVPL (vi) 58,238 41,128 Bank deposits (vii) 30,064 44,955

China Mobile Limited 34 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 25 RELATED PARTY TRANSACTIONS (CONTINUED) (b) Principal transactions with and amounts due from/to associates and joint ventures of the Group (Continued) Note: (i) The amounts represent the telecommunications services revenue received/receivable from the Group’s associates. (ii) The amounts primarily represent the right-of-use assets and lease liabilities recognized and the amount paid/payable to China Tower for the use of telecommunications towers. Related costs for use of tower assets include charges for use of tower assets (note 6), the depreciation of the right-of-use assets, and the finance cost associated with the lease liabilities. (iii) The amount represents the property leasing revenue received/receivable from China Tower. (iv) The amounts primarily represent interest received/receivable from deposits placed with SPD Bank, placements with SPD Bank and short-term loans granted to China Tower; and represent the income from WMP purchased from SPD Bank. (v) Other receivables primarily represent the short-term loans granted to China Tower and placements with SPD Bank and withholding power and utilities expenses and lease charges payable on behalf of China Tower, etc. The interest rates of short-term loans are mutually agreed among both parties with reference to the market interest rates. (vi) The amounts represent the WMP purchased from SPD Bank, the return rates of such assets are determined with reference to market conditions. (vii) The amounts represent the deposits placed with SPD Bank, the interest rate of which is determined in accordance with the benchmark interest rate published by PBOC. (c) Transactions with and amounts due from/to associates and joint ventures of CMCC Group In addition, the Group has entered into transactions with associates and joint ventures of CMCC Group during the ordinary course of the Group’s business based on terms comparable to terms of transactions enacted with other entities, the amounts of such transactions were not material. (d) Transactions with other government-related entities in the PRC The Group is a government-related enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government through government authorities, agencies, affiliations and other organization (collectively referred to as “government-related entities”). Apart from transactions with CMCC Group (note 20 and 25(a)), associates and joint ventures (note 25(b) and note 15), the Group has collectively, but not individually, significant transactions with other government-related entities which include but not limited to the following: – rendering and receiving telecommunications services, including interconnection revenue/ charges – purchasing of goods, including use of public utilities – placing of bank deposits These transactions are conducted during the ordinary course of the Group’s business based on terms comparable to terms of transactions enacted with other entities that are not government-related. The Group prices its telecommunications services and products based on commercial negotiations with reference to rules and regulations stipulated by related authorities of the PRC Government, where applicable. The Group has also established its procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are government-related entities or not.

Interim Report 2019 35 (Expressed in RMB unless otherwise indicated) Notes to Unaudited Condensed Consolidated Interim Financial Information (Continued) 26 COMMITMENTS (a) Capital commitments The Group’s capital expenditure contracted for as at the balance sheet dates but not provided in the unaudited condensed consolidated interim financial information were as follows: As at 30 June 2019 As at 31 December 2018 Million Million Land and buildings 11,284 9,327 Telecommunications equipment and others 45,415 44,174 56,699 53,501 (b) Operating lease commitments The Group leases certain land and buildings, leased lines and network assets, motor vehicles, computer and other office equipment. From 1 January 2019, in accordance with IFRS/HKFRS 16, the Group has recognized right-of-use assets for these leases, except for short-term leases, leases of low-value assets, variable payment leases which are recorded in profit or loss as incurred and contracts reassessed as service arrangements, see note 3 and note 14 for further information. The total future minimum lease payments under non-cancellable operating leases as at 31 December 2018 are as follows: Land and buildings Leased lines and network assets Others Total Million Million Million Million As at 31 December 2018 Within one year 10,067 44,867 1,402 56,336 After one year but within five years 24,843 123,088 1,324 149,255 After five years 11,165 3,464 81 14,710 46,075 171,419 2,807 220,301 (c) Investment commitments The Group has an investment commitment to a joint venture (see note 15). 27 POST BALANCE SHEET EVENTS After the balance sheet date, the board of directors proposed an ordinary interim dividend. Further details are disclosed in note 11(a).

China Mobile Limited 36 pwc Report on Review of Interim Financial Information To the Board of Directors of China Mobile Limited (Incorporated in Hong Kong with limited liability) INTRODUCTION We have reviewed the condensed interim financial information set out on pages 11 to 35, which comprises the condensed consolidated balance sheet of China Mobile Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2019 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof, and to be in compliance with either International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 “Interim Financial Reporting” (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants, depending on whether the issuer’s annual financial statements are prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”) respectively. As the annual financial statements of the Group are prepared in accordance with both IFRSs and HKFRSs, the directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with both IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. SCOPE OF REVIEW We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. CONCLUSION Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting” and Hong Kong Accounting Standard 34 “Interim Financial Reporting”. PricewaterhouseCoopers Certified Public Accountants Hong Kong, 8 August 2019

Interim Report 2019 37 Other Information DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES Details of the directors’ holding of ordinary shares of the Company as at 30 June 2019 are as follows: Long Positions in the Shares and Underlying Shares of the Company Director Capacity Ordinary shares held Percentage of the total number of issued shares* Dr. Moses CHENG Mo Chi Beneficial owner 300,000 0.00% * The calculation is based on the total number of issued ordinary shares of the Company (i.e. 20,475,482,897 ordinary shares) as at 30 June 2019, and rounded off to two decimal places. Apart from those disclosed herein, as at 30 June 2019, none of the directors nor the chief executive of the Company had any interests or short positions in any of the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong) (“SFO”)) that is recorded in the register required to be kept under section 352 of the SFO or any interests otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”). DIRECTORS’, CHIEF EXECUTIVE’S AND EMPLOYEES’ RIGHTS TO ACQUIRE SHARES At no time during the six months ended 30 June 2019 was the Company, any of its holding companies or subsidiaries, or any of its holding companies’ subsidiaries a party for any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

China Mobile Limited 38 Other Information SUBSTANTIAL SHAREHOLDERS’ AND OTHER PERSONS’ INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES The Company has been notified of the following interests in the Company’s issued shares as at 30 June 2019 amounting to 5% or more of the ordinary shares in issue: Long Positions in the Shares and Underlying Shares of the Company Ordinary shares held Percentage of the total number of directly indirectly issued share s (i) China Mobile Communications Group Co., Ltd. (formerly known as China Mobile Communications Corporation) (“CMCC”) – 14,890,116,842 72.72% (ii) China Mobile (Hong Kong) Group Limited (“CMHK (Group)”) – 14,890,116,842 72.72% (iii) China Mobile Hong Kong (BVI) Limited (“CMHK (BVI)”) 14,890,116,842 – 72.72% Note: In light of the fact that CMCC and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of CMHK (BVI), in accordance with the SFO, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of CMCC and CMHK (Group). Apart from the foregoing, as at 30 June 2019, no other person (other than a director or the chief executive of the Company) had any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company and the Stock Exchange. CHANGES IN DIRECTORS’ BIOGRAPHICAL DETAILS Changes in directors’ biographical details since the date of the Company’s 2018 Annual Report are set out below: On 1 May 2019, Dr. Moses CHENG Mo Chi no longer served as the non-executive director of Kader Holdings Company Limited (a company listed in Hong Kong). On 5 June 2019, Mr. Paul CHOW Man Yiu no longer served as the independent non-executive director of CITIC Limited (a company listed in Hong Kong). Save as disclosed above, there is no other information required to be disclosed pursuant to Rule 13.51B(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES During the six months ended 30 June 2019, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

Interim Report 2019 39 Other Information AUDIT COMMITTEE The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control, financial report and other matters. COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE For the six months ended 30 June 2019, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules, except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years. COMPLIANCE WITH THE MODEL CODE The Company has adopted the Model Code as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2019 to 30 June 2019. APPENDIX 16 TO THE LISTING RULES According to paragraph 40 of Appendix 16 to the Listing Rules headed “Disclosure of Financial Information”, save as disclosed herein, the Company confirms that the Company’s current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company’s 2018 Annual Report. CLOSURE OF REGISTER OF MEMBERS The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2019 of HK$1.527 per share (before withholding and payment of PRC enterprise income tax) (the “2019 Interim Dividend”) to the shareholders of the Company. The register of members of the Company will be closed from Monday, 2 September 2019 to Wednesday, 4 September 2019 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2019 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 30 August 2019. The 2019 Interim Dividend will be paid on or about Wednesday, 25 September 2019 to those shareholders on the register of members on Wednesday, 4 September 2019 (the “Record Date”).

China Mobile Limited 40 Other Information WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2019 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 Interim Dividend after deducting enterprise income tax of 10 per cent. The Company will not withhold and pay the income tax in respect of the 2019 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of the Stock Exchange through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2019 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax. If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 30 August 2019. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

China Mobile China Mobile Limited 60/F., The Center, 99 Queen’s Road Central, Hong Kong Tel : (852) 3121 8888 Fax : (852) 3121 8809 Website : www.chinamobileltd.com Welcome to China Mobile Limited's website This interim report is printed on environmentally friendly paper